Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Equity Shares (as defined below). The Buyback (as defined below) is made only pursuant to the Letter of Offer, dated November 17,2017, the related tender form and any amendments or supplements thereto. The Buyback is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of Equity Shares in any jurisdiction in which the making or acceptance of offers to sell Equity Shares would be illegal or where making the offer to would not be in compliance with the laws of that jurisdiction.

Infosys Limited

Regd. Office: Electronics City, Hosur Road

Bengaluru 560 100, India

Corporate Identification Number (CIN): L85110KA1981PLC013115

Website: www.infosys.com; Email: investors@infosys.com

Tel: +91-80-2852 0261; Fax: +91-80-2852 0362

Contact Person: A.G.S. Manikantha, Company Secretary

Tel: +91-80-4116 7775; Fax: +91-80-2852 0754

E-mail: sharebuyback@infosys.com

CASH OFFER TO BUY BACK UP TO 11,30,43,478 FULLY PAID-UP EQUITY SHARES OF FACE VALUE ₹ 5/- EACH (THE “EQUITY SHARES”), REPRESENTING 4.92% OF THE TOTAL NUMBER OF EQUITY SHARES IN THE ISSUED, SUBSCRIBED AND PAID-UP EQUITY SHARE CAPITAL OF INFOSYS LIMITED (THE “COMPANY”), FROM ALL THE EXISTING SHAREHOLDERS / BENEFICIAL OWNERS OF EQUITY SHARES OF THE COMPANY AS ON NOVEMBER 1, 2017 (THE “RECORD DATE”) AS PER THE RECORDS MADE AVAILABLE TO THE COMPANY BY DEPOSITORIES AS ON THE RECORD DATE, ON A PROPORTIONATE BASIS (SUBJECT TO SMALL SHAREHOLDER RESERVATION), THROUGH THE “TENDER OFFER” ROUTE AT A PRICE OF ₹ 1,150/- (RUPEES ONE THOUSAND ONE HUNDRED AND FIFTY ONLY) PER EQUITY SHARE FOR AN AGGREGATE AMOUNT OF UP TO ₹ 13,000 CRORE (RUPEES THIRTEEN THOUSAND CRORE ONLY) (THE “BUYBACK”). THE TOTAL AMOUNT TO BE USED FOR BUYBACK IS 20.51% OF THE TOTAL PAID-UP EQUITY SHARE CAPITAL AND FREE RESERVES AS PER THE AUDITED STANDALONE ACCOUNTS OF THE COMPANY AS OF JUNE 30, 2017.

BUYBACK OPENS ON: THURSDAY, NOVEMBER 30, 2017 AT 9:15 A.M. IST

BUYBACK CLOSES ON: THURSDAY, DECEMBER 14, 2017 AT 3:30 P.M. IST

THE OFFER AND WITHDRAWAL RIGHTS WILL BE AVAILABLE WHEN THE BUYBACK OPENS AT 9:15 A.M. INDIAN STANDARD TIME ON NOVEMBER 30, 2017 AND WILL EXPIRE WHEN THE BUYBACK CLOSES AT 3:30 P.M. INDIAN STANDARD TIME ON DECEMBER 14, 2017 (THE “TENDERING PERIOD”).

The period during which the Buyback is open cannot be extended, amended or terminated. Under the provisions of Regulation 19(1)(d) of the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 1998 (the “Buyback Regulations”), the Company is not permitted to withdraw the Buyback now that the Letter of Offer has been dispatched and the public announcement of the Buyback has been made.

The Buyback shall be undertaken on a proportionate basis from the holders of Equity Shares or beneficial owners of Equity Shares of the Company as on the Record Date, as per the records made available to the Company by the Depositories (as defined in the Letter of Offer) as on the Record Date (“Eligible Shareholders”). The Company will request the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE,” and together with the BSE, the “Indian Stock Exchanges”) to provide a separate acquisition window (“Acquisition Window”) for facilitating tendering of Equity Shares under the Buyback. Accordingly, Equity Shares may be tendered in the Buyback through either the BSE or the NSE. For the purpose of this Buyback, the BSE would be the designated stock exchange. Once the Buyback is concluded, all Equity Shares purchased by the Company in the Buyback will be extinguished.

Though the Board of Directors of the Company (the “Board”) has approved of the Buyback, none of the Company, the Board, the Managers to the Buyback or Deutsche Bank Trust Company Americas, as ADR depositary (the “Depositary”), is making any recommendation to any Eligible Shareholder as to whether to tender or refrain from tendering Equity Shares, and the Company has not authorized any person to make any such recommendation. Eligible Shareholders must make their own decisions as to whether to tender their Equity Shares and, if so, how many Equity Shares to tender. In so doing, Eligible Shareholders should read and evaluate carefully the information in the Letter of Offer and the related documents, including the Company’s reasons for the Buyback, and should consult with their own investment and tax advisors.

The promoters of the Company have the option to participate in the Buyback. Some of the promoters of the Company have expressed their intention to participate in the Buyback and may tender up to a maximum of 1,77,29,998 Equity Shares or such lower number of Equity Shares in compliance with the Buyback Regulations/terms of the Buyback. Pursuant to the proposed Buyback and depending on the response to the Buyback, the voting rights of the promoters, which constitute 12.75% of the total equity capital and voting rights of the Company as on the date of the Public Announcement of the Buyback, may change. Any such change in voting rights of the promoters and promoter group post conclusion of the Buyback will not result in any change in control over the Company.

Under applicable Indian laws, holders of American Depositary Shares (“ADSs”) will not be eligible to tender ADSs in the Buyback. As intimated in the Postal Ballot Notice dated August 25, 2017 (refer to section (j) of the explanatory statement attached to the Postal Ballot Notice — Additional Information for Holders of the Company’s American Depositary Shares), in order for such ADS holders to participate in the Buyback, they must have previously taken certain actions in order to withdraw the Equity Shares underlying the ADSs held by them in advance of the Record Date and should have become holders of Equity Shares on the Record Date. ADS holders are advised to read the Letter of Offer for additional details concerning participation in the Buyback by ADS holders.

The Company has received an intimation from the SEBI that the Depository Receipt Scheme, 2014 issued by the Government of India is presently in vogue. In terms of the scheme, the conversion of ADSs into Equity Shares and vice versa is available to the Company. Accordingly, the re-deposit of the withdrawn Equity Shares against the creation of ADSs will be in accordance with the provisions of the Depository Receipts Scheme, 2014 and the terms of the ADSs. If an ADS holder withdrew Equity Shares underlying his or her ADSs after August 30, 2017 (i.e., the date that was established by the Depositary as the cut-off date for determining those registered ADS holders that were entitled to receive the Postal Ballot materials and providing them with voting instructions on the Postal Ballot resolutions (“ADS Postal Ballot Cut Off Date”), and prior to the last date of the Tendering Period, such ADS holder will be able to re-deposit against the creation of ADSs any of such Equity Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, and receive in return ADSs representing such re-deposited Equity Shares if such ADS holder has such Equity Shares delivered to the Custodian for the Depositary (along with ADS issuance instructions) on or prior to 30 days after expiration of the Tendering Period. The Depositary has agreed to waive the ADS issuance fee that would otherwise be payable in connection with the issuance of ADSs representing such re-deposited Equity Shares during such 30-day period.

Withdrawn Equity Shares for which the aforementioned re-deposit does not occur and/or instruction is not given within the aforementioned 30-day period, as well as Equity Shares withdrawn prior to the ADS Postal Ballot Cut Off Date or after the last day of the Tendering Period, may only be re-deposited against the creation of ADSs to the extent a specified maximum number of outstanding ADSs would not be exceeded. Accordingly, the Company cannot assure ADS holders that such Equity Shares will be able to be re-deposited against the creation of ADSs. In addition, in these circumstances, the ADS issuance fee would not be waived with respect to the issuance of ADSs representing such Equity Shares.

The exchange of Equity Shares for cash by a U.S. holder pursuant to the Buyback will be a taxable transaction for U.S. federal income tax purposes. In such case, depending on such U.S. holder’s particular circumstances, the U.S. holder will be treated either as recognizing gain or loss from the disposition of the Equity Shares or as receiving a distribution from the Company. Any gain or loss recognized by such U.S. holder will generally be long-term capital gain or loss with respect to Equity Shares held for more than 12 months at the time of the disposition. A distribution will generally be taxed to such U.S. holder as a dividend for U.S. federal income tax purposes. Important information on the tax treatment relevant to tendering Equity Shares in the Buyback has been set forth in the Letter of Offer.

EACH PROSPECTIVE PARTICIPANT IN THE BUYBACK SHOULD CONSULT THEIR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND NON U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE BUYBACK.

The Equity Shares proposed to be bought back by the Company as a part of the Buyback are divided into two categories:

(a) reserved category for Small Shareholders (“Reserved Category”); and

(b) general category for all Eligible Shareholders other than Small Shareholders (“General Category”).

A “Small Shareholder” is a shareholder who holds Equity Shares having market value, on the basis of the closing price of the Equity Shares on the Indian Stock Exchange having the highest trading volume as on the Record Date, of not more than ₹ 200,000 (Rupees Two Lakh only).

In accordance with applicable Indian law, the reservation for the Small Shareholders will be the higher of (a) 15% (fifteen percent) of the number of Equity Shares which the Company proposes to buy back or (b) number of Equity Shares to which the Small Shareholders are entitled, as per the shareholding of Small Shareholders as on the Record Date.

Based on the holding of Equity Shares as on the Record Date, the Company determined the entitlement of each Eligible Shareholder, including Small Shareholders, to tender their Equity Shares in the Buyback. This entitlement for each Eligible Shareholder is calculated based on the number of Equity Shares held by the respective Eligible Shareholder as on the Record Date and the ratio of Buyback applicable in the category to which such Eligible Shareholder belongs. The final number of Equity Shares that the Company shall purchase from Eligible Shareholders will be based on the total number of Equity Shares tendered. Accordingly, the Company may not purchase all of the Equity Shares tendered by the Eligible Shareholders.

In order to ensure that the same Eligible Shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the Equity Shares held by such Eligible Shareholders with a common Permanent Account Number (“PAN”) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the Equity Shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of Eligible Shareholders holding Equity Shares in physical form, where the sequence of PANs is identical and where the PANs of all joint shareholders are not available, the Company will check the sequence of the names of the joint holders and club together the Equity Shares held in such cases where the sequence of the PANs and name of joint shareholders are identical. The shareholding of institutional investors like mutual funds, pension funds / trusts, insurance companies, etc. with common PAN will not be clubbed together for determining the category and will be considered separately where these Equity Shares are held for different schemes and have a different demat account nomenclature based on information prepared by the registrar (“Registrar”) as per the shareholder records received from the Depositories.

Post allocation up to the Entitlement of each Eligible Shareholder or the number of Equity Shares tendered by each Eligible Shareholder, whichever is lower, all over-tendered Equity Shares will be accepted by the Company on a proportionate basis. The ratio computed for over-tendered Equity Shares will be computed separately for the Reserved Category and the General Category.

The maximum number of Equity Shares that can be tendered under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the Eligible Shareholder as on the Record Date. If the Buyback entitlement for any Eligible Shareholder, after applying the ratios mentioned in the Letter of Offer, is not a round number (i.e. not a multiple of 1 Equity Share), then the fractional entitlement shall be ignored for computation of entitlement to tender Equity Shares in the Buyback, for both categories of Shareholders. On account of ignoring the fractional entitlement, those Small Shareholders who hold 3 or less Equity Shares as on the Record Date, will be dispatched a Tender Form with zero entitlement. Such Small Shareholders are entitled to tender additional Equity Shares as part of the Buyback Offer and will be given preference in the Acceptance of one Equity Share, if such Small Shareholders have tendered for additional Equity Shares.

The Company will not accept for purchase more than 11,30,43,478 Equity Shares in the Buyback. If more than 11,30,43,478 Equity Shares are tendered, then post allocation up to the Entitlement (as defined in the Letter of Offer) or the number of Equity Shares tendered by each Eligible Shareholder, whichever is lower, Equity Shares will be accepted by the Company on a proportionate basis. The ratio computed for over-tendered Equity Shares will be computed separately for the Reserved Category and the General

Category. After such acceptance, taking into account the Reserved Category and the General Category, if there are any Further Additional Shares (as defined in the Letter of Offer) they will be bought back from the Over Tendered Category (as defined in the Letter of Offer) in a proportionate manner.

The Equity Shares tendered as per the entitlement by Eligible Shareholders as well as additional Equity Shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations.

The Buyback is open to all Eligible Shareholders and beneficial owners of Equity Shares of the Company as on the Record Date, as per the records made available to the Company by the Depositories as on the Record Date, holding Equity Shares either in physical and/or dematerialized form on the Record Date. An Eligible Shareholder who wishes to tender their shares in the Buyback must have an active trading account.

During the Tendering Period, the order for buying Equity Shares will be placed by the Company through Kotak Securities Limited as the registered broker to the Company for implementation of the Buyback (the “Company’s Broker”). During the Tendering Period, the order for selling the Equity Shares will be placed in the Acquisition Window by the Eligible Shareholders through their respective stock brokers (each, a “Seller Member”) during normal trading hours of the secondary market. In the tendering process, the Company’s Broker may also process the orders received from the Eligible Shareholders.

Eligible Shareholders who desire to tender their Equity Shares in the dematerialized form under the Buyback will have to do so through their respective Seller Member by indicating to their Seller Member the details of Equity Shares they intend to tender under the Buyback. The Seller Member will be required to place a bid on behalf of the Eligible Shareholders who wish to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. A detailed description of the procedure to be followed by Eligible Shareholders holding Equity Shares in dematerialized form can be found in the Letter of Offer.

Eligible Shareholders who are holding physical Equity Shares and intend to participate in the Buyback will be required to approach their respective Seller Member along with the complete set of documents for verification procedures to be carried out including (i) a duly signed tender form (by all Eligible Shareholders in case Equity Shares are in joint names), in the same order in which they hold the Equity Shares, (ii) the original share certificate(s), (iii) valid share transfer form(s) duly filled and signed by the transferors (i.e., by all registered Eligible Shareholders in same order and as per the specimen signatures registered with the Company) and duly witnessed at the appropriate place authorizing the transfer in favor of the Company, (iv) a self-attested copy of the Eligible Shareholder’s PAN Card, and (v) any other relevant documents, such as a power of attorney if any person other than the Eligible Shareholder has signed the relevant Tender Form, corporate authorization (including board resolution/specimen signature) in case of the Eligible Shareholder being a company, notarized copy of death certificate and succession certificate or probated will, if the original shareholder has deceased, etc., as applicable. In addition, if the address of an Eligible Shareholder has undergone a change from the address registered in the Register of Members of the Company, the Eligible Shareholder will be required to submit a self-attested copy of address proof consisting of any one of the following documents: valid Aadhar Card, Voter Identity Card or Passport. Based on these documents, the Seller Member shall place the bid on behalf of the Eligible Shareholder holding Equity Shares in physical form who wishes to tender Equity Shares in the Buyback using the Acquisition Window of the Indian Stock Exchanges. The Seller Member/Eligible Shareholder has to deliver the original share certificate(s) and other documentation within 2 (two) days of bidding by the Seller Member. A detailed description of the procedure to be followed by Eligible Shareholders holding Equity Shares in physical form can be found in the Letter of Offer.

The offer rights will be available to an Eligible Shareholder when the Buyback opens at 9:15 a.m. Indian Standard Time on November 30, 2017 and will expire when the Buyback closes at 3:30 p.m. Indian Standard Time on December 14, 2017. Modification/cancellation of orders will be allowed during the Tendering Period of the Buyback. Multiple bids made by a single Eligible Shareholder for selling the Equity Shares shall be clubbed and considered as ‘one’ bid for the purposes of acceptance. An order can be cancelled or modified by an Eligible Shareholder who has tendered his Equity Shares during the Tendering Period by contacting his Seller Member through whom the initial bid was placed by providing a request for modification/cancellation via his registered email address or registered telephone number or by visiting the Seller Member’s branch and submitting a written request.

Upon finalization of the basis of acceptance as per Buyback Regulations:

•	The settlement of trades will be carried out in the manner similar to settlement of trades in the secondary market and as intimated by the Indian Clearing Corporation Limited or the National Securities Clearing Corporation Limited, as may be applicable (“Clearing Corporation”) from time to time.

•	The Company will transfer the consideration pertaining to the offer through the Company’s Broker who in turn will make the funds pay-in to the Clearing Corporation’s Bank account on or before the pay-in date for settlement. For Equity Shares accepted under the Buyback, the Eligible Shareholders will receive funds payout in their bank account attached with Depository Account from the Clearing Corporation and in case of physical shares, the Clearing Corporation will release the funds to the Seller Member as per the secondary market pay out mechanism. The payment of consideration to all Eligible Shareholders validly participating in the Buyback will be made in Indian National Rupees.

•	The Equity Shares bought back in the demat form will be transferred directly to the escrow account of the Company (the “Demat Escrow Account”) provided it is indicated by the Company’s Broker through DPC mechanism (Direct Pay-out to Client) from the Clearing Corporation of the Indian Stock Exchange.

•	Excess demat shares or unaccepted demat shares, if any, tendered by the Eligible Shareholders will be transferred by the Clearing Corporation directly to the Eligible Shareholders’ Depository account. If the securities transfer instruction is rejected in the depository system, due to any issue, then such securities will be transferred to the Seller Members depository pool account for onward transfer to the Eligible Shareholder. In case of Custodian Participant orders, excess demat shares or unaccepted demat shares, if any, will be returned to the respective Custodian depository pool account. The Custodian Participants will return these unaccepted shares to their respective clients on whose behalf the bids have been placed.

•	The Eligible Shareholders will have to ensure that they keep the depository participant account active and unblocked to receive credit in case of return of Equity Shares, due to rejection or due to non–acceptance of shares under the Buyback.

•	Equity Shares in physical form, to the extent tendered but not accepted, will be returned back to the concerned Eligible Shareholders directly by the Registrar and Transfer Agent. The Company will issue a new single share certificate for all the unaccepted physical Equity Shares and return the same to the sole/first shareholder (in case of joint shareholders). Share certificates in respect of unaccepted/rejected Equity Shares and other documents, if any, will be sent by registered post / speed post at the Eligible Shareholders’ sole risk to the sole/first shareholder (in case of joint shareholders), at the address recorded with the Company.

•	Every Seller Member who puts in a valid bid on behalf of an Eligible Shareholder must issue a contract note for the Equity Shares accepted in the offer. The Company’s Broker must also issue a contract note to the Company for the Equity Shares accepted under the Buyback.

•	If Eligible Shareholders’ bank account details are not available or if the fund transfer instruction is rejected by the Reserve Bank of India or the relevant bank due to any reasons, then the amount payable to the Eligible Shareholders will be transferred to the concerned Seller Members for onward transfer to such Eligible Shareholder.

Eligible Shareholders who intend to participate in the Buyback should consult their respective Seller Members for payment to them of any cost, charges and expenses (including brokerage) that may be levied by the Seller Member upon the selling Eligible Shareholders for tendering Equity Shares in the Buyback (secondary market transaction). The Buyback consideration received by the selling Eligible Shareholders from their respective Seller Members, in respect of accepted Equity Shares, could be net of such costs, charges and expenses (including brokerage) and the Company accepts no responsibility to bear or pay such additional cost, charges and expenses (including brokerage) incurred solely by the selling Eligible Shareholders.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Letter of Offer and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Buyback.

The Letter of Offer will be mailed to Equity Shareholders of the Company whose names appear on the register of members of the Company, or who are beneficial owners of Equity Shares as per the records made available to the Company by the Depositories, on the Record Date. The Eligible Shareholder(s) who have registered their email ids with the Depositories / the Company shall be dispatched the Letter of Offer through electronic means. If Eligible Shareholder(s) who have been sent the Letter of Offer through electronic means wish to obtain a physical copy of the Letter of Offer, they may send a request in writing to the Company or Registrar at the address or email id mentioned on the cover page of the Letter of Offer by stating such Eligible Shareholder’s name, address, number of Equity Shares held on Record Date, client ID number, DP name / ID, beneficiary account number, and upon receipt of such request, a physical copy of the Letter of Offer shall be provided to such Eligible Shareholder. The Eligible Shareholder(s) who have not registered their email ids with the Depositories / the Company shall be dispatched the Letter of Offer through physical mode by registered post / speed post / courier. For U.S. shareholders who have not registered their e-mail addresses with the Depositories, physical copies of the Letter of Offer, in addition to being sent by registered post to their address registered with the Depositories in accordance with Indian law, will also be sent by expedited commercial courier.

Copies of the Letter of Offer and the tender forms will be made available on the Company’s website (www.infosys.com) at the Company’s expense and are expected to be available on the SEBI website (www.sebi.gov.in) and the SEC website (www.sec.gov) during the period of the Buyback and on the websites of the Indian Stock Exchanges (www.bseindia.com and www.nseindia.com). Copies of the Letter of Offer and the tender forms will also be available on the website of the Autorité des marchés financiers (www.info-financiere.fr). If you require any clarifications about the action to be taken you may consult your stock broker or investment consultant or the Managers to the Buyback or the Registrar to the Buyback.

Managers to the Buyback

Kotak Mahindra Capital Company Limited

27BKC, 1st Floor, Plot No. C-27, “G” Block,

Bandra Kurla Complex, Bandra (East), Mumbai 400 051

Tel: +91-22-4336 0128

Fax: +91-22-6713 2447

Email: Project.Infosysbuyback@kotak.com

Contact Person: Ganesh Rane

SEBI Registration Number: INM000008704

Validity Period: Permanent

CIN: U67120MH1995PLC134050

J.P. Morgan India Private Limited

J.P. Morgan Tower,

Off. C.S.T. Road, Kalina, Santacruz (East),

Mumbai – 400 098,

Maharashtra, India

Tel.: +91-22-6157 3302

Fax: +91-22-6157 3911

Email: infosys_bb2017@jpmorgan.com

Contact Person: Rajat Agarwal

SEBI Regn. No.: INM000002970

Validity Period: Permanent

CIN: U67120MH1992FTC068724

Registrar to the Buyback

In case of any query, the shareholders may contact the Registrar & Share Transfer Agent during working hours i.e. 10 AM to 5 PM Indian Standard Time on all working days except Saturday, Sunday and Public holidays, at the following address:

Karvy Computershare Private Limited

Karvy Selenium, Tower-B, Plot No 31 – 32,

Gachibowli Financial District, Nanakramguda

Hyderabad 500032, India

Tel: +91-40-6716 2222

Fax: +91-40-2343 1551

Contact Person: M. Murali Krishna

E-mail: infosyssharebuyback@karvy.com

SEBI Registration Number: INR000000221

Validity Period: Permanent

CIN: U72400TG2003PTC041636